UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Telefônica |Vivo integration goes forward in 2011 through convergent offer and other synergies.” dated on December 6, 2011.

Telefônica |Vivo integration goes forward in 2011 through convergent offer and other synergies

- Besides Vivo Fixo, which establishes the beginning of fixed telephony activities outside of SP, clients of Speedy have discounts in 3G plans

- Completed works of a new Data Center, which will attend fixed and mobile operations as of April with a five times greater capacity

- Telefônica |Vivo starts operating frequency of 1800 MHz in SP, after activation in Rio and states of north, northeast and south

- High speed optical fiber is expected to reach about 50 thousand customers involving the metropolitan area of São Paulo, as well as countryside and coastal cities

     São Paulo, December 6th, 2011 – The integration of Telefônica | Vivo, through synergies in various areas such as commercial and IT, is the Company´s most relevant fact this year. With the launch of Vivo Fixo and Vivo Box, solutions of voice and internet, in Rio Grande do Sul and Rio de Janeiro, the Company establishes the beginning of fixed telephony activities outside of São Paulo.

     There are other examples in the commercial, with emphasis on the promotion that offers 50% discount on monthly 3G plans for Speedy’s customers who acquire mobile broadband from Vivo. Nowadays, around 15% of 3G sales are concentrated in the commercialization process of fixed telephony.

     The results of integration are also present in IT. In December 15th, Data Center works will be completed in Tamboré, which will attend mobile and fixed operations. With investments of about R$ 400 million, it will have a capacity five times greater than the current. It is a fully sustainable enterprise – its construction followed strict guidelines to mitigate any environment impact and surrounding areas.

     “I am convinced that the positive results obtained so far are becoming possible thanks to the commitment of the team of employees of Telefônica |Vivo”, said Antonio Carlos Valente, president of Telefônica Brasil. “All are facing the challenge of integrating two companies so complex, with 85 million of access (November), as a unique opportunity in their professional careers”, he adds.

1.800 MHz in São Paulo and optical fiber

     Starting today, the company is operating in São Paulo the 1800 MHz frequency, acquired in the auction of unsold frequencies held last year by

“Agência Nacional de Telecomunicações” (Anatel). This is already activated in states of the north and northeast, Rio de Janeiro, Espírito Santo, Paraná and Santa Catarina. By the end of this year, it will be present throughout Brazil.

     The 1800 MHz almost doubles the network capacity and makes the Vivo chip the only one that works 100% on unlocked GSM phones (the company already operated at other frequencies). The customer has more freedom now because they can use the Vivo Chip on their current device, without having to buy a new one.

     The optical fiber network for residential and small and medium corporations more than doubled, from 470 thousand households covered by the end of December 2010 to 1 million households in São Paulo, Santo André, São Bernardo do Campo, São Caetano do Sul, Campinas, Barueri (Alphaville), Cotia (Granja Viana), Santos, Ribeirão Preto, Jundiaí and Piracicaba. The number of customers also showed significant increase and should reach about 50 thousand customers in 2011, against 11.5 thousand at the end of 2010.

     By 2015, the Company aim to achieve 1 million of residential and small and medium corporations’ customers with fiber optics. In the pay TV segment, Telefônica reached 693 thousand customers in September, 49% higher than the same period of last year, including TVA's customer base. In 2012, the Company will increase the integrated offerings that include pay TV.

Investments and innovation

     The Company’s investments totaled about $6 billion in 2011, most used in the expansion/modernization of existing voice and fixed and mobile broadband network. In March of this year, Telefônica’s global president, Cesar Alierta, announced investments of R$24.3 billion between 2011 and 2014, to be invested in the modernization and expansion of networks and launch of innovative products and services.

     Innovation, indeed, is one of the flagships of the Company's strategy. A highlight of the year was the Wayra, a Telefônica initiative to identify and retain talents in Brazil and Latin America. The Brazilian edition had 518 registered projects, ten of which were selected in late November to receive between US$30 thousand and US$70 thousand, infrastructure, mentoring, among other tools.

     The teams will be allocated in the same space, already under construction, and will begin work in February 2012 in the Av. Luis Carlos Berrini region. The main objective of Wayra, also present in more six Latin American countries, in addition to Spain, is to create the largest possible number of "silicon valley’s" in the Latin American territory.

     Brazil was the first country to host an innovation center outside Spain, with a mission to leverage innovation in Telefônica Brazil, through the development of local and global products, with an initial focus in the areas of video and services and solutions with optical fiber. The center has now 30 professionals and works in the headquarters of Telefônica, in Sao Paulo.

     The Brazilian Innovation Center has just required patent of an innovative solution that regulates, through gestures, without remote control, light intensity, audio and video equipment, blinds, among other devices in the residential environment.

3G coverage and quality

     Telefônica | Vivo has nowadays the largest 3G coverage in Brazil, which will reach over 2 thousand municipalities at the end of this year -- more than the sum of all other mobile operators together. Throughout 2012, it will reach 2,832 cities, home of 85% of Brazil’s population.

     The quality of the services can be measured, in Vivo’s case, by the results achieved in the Service Performance Index (IDA) released monthly by Anatel. Vivo has the best performance among the operators that maintain a presence in the whole country in 31 of the 32 months of the index existence (included September, last data released).

     In the fixed operation, the company reduced by 23% the complaints to Procon in the city of São Paulo, comparing January/November of this year with the same period of 2010. Although it is the service provider with the highest number of customers in São Paulo (15 million), Telefônica does not figure, since 2010, in the highest places of the complaint rankings of the main State’s Procons, including the capital’s.

Telefônica Foundation

     The year of 2011 of the Foundation was marked by the beginning of the integration process with Vivo Institute. The Foundation, based in the integration process, starts prioritizing fours lines of action: Combating Child Labor, Education and Learning, Volunteering and Local Development (the latter originating from the work of Vivo Institute).

     Another effect of the ongoing integration process was the expansion of the Foundation’s operations, until then centered in the State of São Paulo, to the entire national territory. In 2011, the institution began its operations in Combating Child Labor in the Northeast region, benefiting more than five thousand children and teenagers in the States of Pernambuco and Alagoas.

     In the State of São Paulo, that has projects in this line since 2006, the institution celebrated the eradication of child labor in Várzea Paulista and reaches the end of the year with about 10 thousand benefited children and teenagers. With the national expansion, the Volunteering program has doubled its size. This year, more than 3 thousand people in 12 cities participated of Telefônica’s Volunteers Day, held on October 7th.

Terra

     Terra’s Portal monthly attracts more than 81 million people in the markets where it operates. In Latin America, Sonora has the mark of 5.5 million unique visitors and 12 million from Terra TV. About 50 million people attended through Portal the coverage and live broadcast of the Pan American Games of Guadalajara. In cultural terms, the highlight is the Terra Planet, which had its tickets sold in record time: only fourteen hours after the beginning of the sale.

Telefônica Brasil
Press Office
12/06/2011

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	December 6, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director